                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ____________

                                 SCHEDULE 13G
                                (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)

                            (Amendment No._____)/1/


                     OneSource Information Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  68272J 10 6
                        ------------------------------
                                (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


                                 ____________


                                 Page 1 of 18

_________
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 2 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3060619

      INFORMATION PARTNERS CAPITAL FUND, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,263,583 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,263,583 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,263,583 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 3 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3060617

      INFORMATION PARTNERS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,263,583 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,263,583 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,263,583 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 4 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      DAVID DOMINIK

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,263,583 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,263,583 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,263,583 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 5 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      MARK NUNNELLY

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,263,583 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,263,583 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,263,583 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 6 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      STEPHEN G. PAGLIUCA

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,263,583 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,263,583 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,263,583 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 7 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3186657

      BAIN CAPITAL PARTNERS IV, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,263,583 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,263,583 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,263,583 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 8 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3109427

      BCIP ASSOCIATES

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          84,210 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          84,210 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      84,210 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ----------------------                                    ------------------
  CUSIP NO.  68272J 10 6              13G                   Page 9 of 18 Pages
  ----------------------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3109428

      BCIP TRUST ASSOCIATES, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          91,257 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          91,257 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      91,257 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:

          OneSource Information Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          300 Baker Avenue
          Concord, Massachusetts 01742

Item 2(a).  Name of Person Filing:

               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Information Partners Capital Fund, L.P. ("IPCF"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 2,263,583 shares of common stock, par value $.01 per share (the "Common Stock"), of OneSource Information Services, Inc., a Delaware corporation (the "Company"); (ii) Information Partners ("IP"), a Delaware general partnership, as the sole general partner of IPCF; (iii) David Dominik, an individual, as a general partner of IP; (iv) Mark Nunnelly, an individual, as a general partner of IP; (v) Stephen G. Pagliuca, an individual, as a general partner of IP; (vi) Bain Capital Partners IV, L.P. ("BCP"), a Delaware limited partnership, as a general partner of IP; (vii) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of 84,210 shares of Common Stock; and (viii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 91,257 shares of Common Stock. IPCF, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BCP, Messrs. Dominik, Nunnelly and Pagliuca are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2000, a copy of which is filed with this
          Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this

                              Page 10 of 18 Pages
          statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

               The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. In general, BCIP, BCIPT and IPCF acquire and dispose of an issuer's securities on the same terms and conditions and dispose of an issuer's securities in the same proportion. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the Reporting Persons (other than Mr. Dominik) is c/o Bain Capital, Inc., Two Copley Place, Boston, MA 02116. The address of the principal business office of Mr. Dominik is c/o Bain Capital, Inc., One Embarcadero Center, Suite 2260, San Francisco, CA 94111.

Item 2(c).     Citizenship:

               Each of the Funds and BCP are partnerships organized under the laws of the State of Delaware. Each of Messrs. Dominik, Nunnelly and Pagliuca are citizens of the United States.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP No.:

          68272J 10 6

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         Not Applicable.

                              Page 11 of 18 Pages

Item 4.   Ownership:

          (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1999, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

               Information Partners Capital Fund, L.P.  IPCF has the shared
               --------------------------------------
          power to vote and to dispose of 2,263,583 shares of Common Stock currently held by IPCF, constituting approximately 22.3% of the outstanding Common Stock.

               IP.  IP, as the sole general partner of IPCF, may be deemed to
               --
          have the shared power to vote and to dispose of 2,263,583 shares of Common Stock currently held by IPCF, constituting approximately 22.3% of the outstanding Common Stock. The filing of this Schedule 13G by IP shall not be considered an admission that IP is, for the purpose of
          Section 13(g) of the Exchange Act, the beneficial owners of such shares held by IPCF.

               David Dominik.  Mr. Dominik, as a general partner of IP, may be
               -------------
          deemed to have the shared power to vote and to dispose of 2,263,583 shares of Common Stock currently held by IPCF, which constitutes approximately 22.3% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Dominik shall not be considered an admission that he is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by IPCF.

               Mark Nunnelly.  Mr. Nunnelly, as a general partner of IP, may be
               -------------
          deemed to have the shared power to vote and to dispose of 2,263,583 shares of Common Stock currently held by IPCF, which constitutes approximately 22.3% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Nunnelly shall not be considered an admission that he is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by IPCF.

               Stephen G. Pagliuca.  Mr. Pagliuca, as a general partner of IP,
               -------------------
          may be deemed to have the shared power to

                              Page 12 of 18 Pages
          vote and to dispose of 2,263,583 shares of Common Stock currently held by IPCF, which constitutes approximately 22.3% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Pagliuca shall not be considered an admission that he is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by the IPCF.

               Bain Capital Partners IV, L.P.  BCP, as a general partner of IP,
               -----------------------------
          may be deemed to have the shared power to vote and dispose of the 2,263,583 shares of Common Stock currently held by IPCF, which constitutes approximately 5.8% of the outstanding Common Stock. Bain Capital Investors, Inc. ("BCI"), a Delaware corporation, is the sole
                                    ---
          general partner of BCP. W. Mitt Romney is the sole stockholder of BCI. The filing of this Schedule 13G by BCP shall not be considered an admission that BCP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by IPCF.

               BCIP Associates.  BCIP has the shared power to vote and to
               ---------------
          dispose of 84,210 shares of Common Stock currently held by BCIP, which constitutes approximately 0.8% of the outstanding Common Stock.

               BCIP Trust Associates, L.P.  BCIPT has the shared power to vote
               --------------------------
          and to dispose of 91,257 shares of Common Stock currently held by BCIPT, which constitutes approximately 0.9% of the outstanding Common Stock.

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 2,539,050 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 24.0% of the outstanding Common Stock as of December 31, 1999. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 10,161,175 shares of Common Stock outstanding as of November 9, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1999. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

                          Page 13 of 18 Pages

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities,
          check the following [   ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          See response to Item 4. Any such interest does not relate to more than five percent of the Common Stock outstanding as of December 31, 1999.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                              Page 14 of 18 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000

                                   INFORMATION PARTNERS CAPITAL FUND, L.P.

                                   By: Information Partners
                                   Its:   General Partner


                                   By: /s/ David Dominik
                                      --------------------------------------
                                           A General Partner

                                   INFORMATION PARTNERS


                                   By: /s/ David Dominik
                                      --------------------------------------
                                           A General Partner


                                       /s/ David Dominik
                                      --------------------------------------
                                           David Dominik


                                       /s/ Mark Nunnelly
                                      --------------------------------------
                                           Mark Nunnelly


                                       /s/ Stephen G. Pagliuca
                                      --------------------------------------
                                           Stephen G. Pagliuca


                              Page 15 of 18 Pages

                                  BAIN CAPITAL PARTNERS IV, L.P.

                                  By: Bain Capital Investors, Inc.
                                  Its: General Partner


                                  By: /s/ David Dominik
                                     --------------------------------------
                                          A Managing Director



                                  BCIP ASSOCIATES


                                  By: /s/ David Dominik
                                     --------------------------------------
                                          A General Partner


                                  BCIP TRUST ASSOCIATES, L.P.


                                  By: /s/ David Dominik
                                     --------------------------------------
                                          A General Partner


                              Page 16 of 18 Pages